SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ/MF): 01.545.826/0001-07 Company Registry (NIRE): 35.300.147.952

Publicly Held Corporation

Notice to the Market

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), in light of the appointment of new members of the Board of Directors and the change in the Audit Committee’s composition, replacing 2/3 of its members, as well as or a better examination of the Company’s financial statements, hereby announces to its shareholders and the market that the Board of Directors has changed the date of the Annual and Extraordinary Shareholders’ Meeting, originally scheduled for April 24, 2019, to April 30, 2019, simultaneously amending the Reporting Calendar disclosed on February 27, 2019, as follows:

  4Q18 Earnings release - March 28, 2019 (after market close);
  Conference call to discuss the 4Q18 results - March 29, 2019; and
  Annual and Extraordinary Shareholders’ Meeting - April 30, 2019.

São Paulo, SP, Brazil, March 13, 2019.

GAFISA S.A.

Ana Maria Loureiro Recart CEO, CFO and IRO

São Paulo - Brasil AV das Nações Unidas , 8 501 - 19° andar Eldolrado Business Tower Pinheiros CEP 05425-070 - São Paulo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer